     As filed with the Securities and Exchange Commission on June 26, 2000.

                    ----------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                      -----

                                    FORM 11-K

         (Mark One)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                                     ------

                          Commission file number 0-6516

                                     ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DATASCOPE CORP. 401(k) SAVINGS
                        AND SUPPLEMENTAL RETIREMENT PLAN

         B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                 DATASCOPE CORP.
                               14 Philips Parkway
                           Montvale, New Jersey 07645

                              REQUIRED INFORMATION

Item 1.               See Item 4.

Item 2.               See Item 4.

Item 3.               See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 1999. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                                FINANCIAL REPORT

                           DECEMBER 31, 1999 AND 1998

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                           DECEMBER 31, 1999 AND 1998




                                    CONTENTS

                                                                                                             Page

Independent Auditor's Report                                                                                   1

Statements of Net Assets Available for Benefits                                                                2

Statement of Changes in Net Assets Available for Benefits with Fund Information                                3

Notes to Financial Statements                                                                                  5


Schedule of Assets Held for Investment Purposes at End of Year                                                10


Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year                              11

Schedule of Reportable Transactions                                                                           12

To the Plan Administrator of the Datascope Corp.
401(k) Savings and Supplemental Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year, investment assets both acquired and disposed of within the plan year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ Milgrom Galuskin Balmuth & Company
-----------------------------------------
Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

Edison, New Jersey
May 17, 2000

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                                    1999                   1998
                                                                                    ----                   ----

Assets:
 Investments:
  At Fair Market Value
   MainStay Institutional Indexed Bond Fund (Institutional Class)            $       976,235        $       894,562

   MainStay Institutional Indexed Equity Fund (Institutional Class)                5,386,831              4,474,821

   MainStay Institutional Value Equity Fund (Institutional Class)                          -              7,909,378

   American Century Income & Growth Fund (Investor Class)                          8,708,288                      -
   Fidelity Magellan Fund                                                         18,663,329             17,753,479

   Janus Twenty Fund                                                               9,543,551                      -
   Franklin Small Cap Growth Fund I (Class A)                                      1,984,672                661,251

   GAM International Fund (Class A)                                                1,008,894              1,184,474

   Datascope Corp. Stock Fund                                                      3,871,427              2,551,648

   Participants' Loans Receivable                                                  1,745,981              1,680,604
                                                                             ---------------        ---------------

                                                                                  51,889,208             37,110,217
                                                                             ---------------        ---------------
  At Contract Value
   New York Life Insurance Company
    Anchor Account Number 25, variable
     interest rate                                                                10,015,201              9,205,389
                                                                             ---------------        ---------------


                                                                                  10,015,201              9,205,389
                                                                             ---------------        ---------------


      Total Investments                                                           61,904,409             46,315,606
                                                                             ---------------        ---------------

Receivables:
 Participants' contributions                                                         256,957                268,582

 Employer's contributions                                                             77,115                 80,580

 Due from employer - Participant loan repayments                                      58,745                 62,426
                                                                             ---------------        ---------------

  Total Receivables                                                                  392,817                411,588
                                                                             ---------------        ---------------

Net Assets Available for Benefits                                            $    62,297,226        $    46,727,194
                                                                             ===============        ===============






See notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                             Participant Directed
                                            ---------------------------------------------------------------------------------------
                                                 MainStay          MainStay          MainStay
                                               Institutional     Institutional     Institutional
                                                 Indexed            Indexed             Value     American Century
                                                Bond Fund         Equity Fund        Equity Fund       Income &         Fidelity
                                              (Institutional    (Institutional     (Institutional    Growth Fund         Magellan
                                                  Class)             Class)            Class)      (Investor Class)         Fund
                                                  ------             ------            ------       --------------          ----

Additions to Net Assets Attributed To:
 Net investment gain (loss)                 $      (20,921)    $   1,042,840     $      777,824     $   1,183,947     $   4,019,317
 Interest                                                -                 -                  -                 -                 -
                                            --------------     -------------     --------------     -------------     -------------
                                                   (20,921)        1,042,840            777,824         1,183,947         4,019,317
                                            --------------     -------------     --------------     -------------     -------------

Contributions:
 Participants                                      162,678           644,677            213,311           471,995         1,372,824
 Employer                                           45,381           180,060             78,165           136,863           415,616
                                            --------------     -------------     --------------     -------------     -------------
                                                   208,059           824,737            291,476           608,858         1,788,440
                                            --------------     -------------     --------------     -------------     -------------

Employee Rollovers                                  27,032            97,611             17,540            77,367           114,270
                                            --------------     -------------     --------------     -------------     -------------

Total Additions                                    214,170         1,965,188          1,086,840         1,870,172         5,922,027
                                            --------------     -------------     --------------     -------------     -------------

Deductions from Net Assets Attributed To:
 Benefits paid to participants                     (48,579)         (229,473)          (160,905)         (510,306)       (1,424,706)
 Fees and expenses                                     (62)           (1,375)              (768)             (776)          (14,834)
                                            --------------     -------------     --------------     -------------     -------------
                                                   (48,641)         (230,848)          (161,673)         (511,082)       (1,439,540)
                                            --------------     -------------     --------------     -------------     -------------

Net Increase Prior to Interfund Transfers          165,529         1,734,340            925,167         1,359,090         4,482,487

Interfund Transfers                                (83,856)         (822,330)        (8,834,545)        7,349,198        (3,572,637)
                                            --------------     -------------     --------------     -------------     -------------

Net Increase (Decrease)                             81,673           912,010         (7,909,378)        8,708,288           909,850

Net Assets Available for Benefits:
 Beginning of Year                                 894,562         4,474,821          7,909,378                 -        17,753,479
                                            --------------     -------------     --------------     -------------     -------------

 End of Year                                $      976,235     $   5,386,831     $            -     $   8,708,288     $  18,663,329
                                            ==============     =============     ==============     =============     =============


                                                  Janus
                                                  Twenty
                                                   Fund
                                                   ----

Additions to Net Assets Attributed To:
 Net investment gain (loss)                    $    2,450,541
 Interest                                                   -
                                               --------------
                                                    2,450,541
                                               --------------

Contributions:
 Participants                                         292,733
 Employer                                              87,349
                                               --------------
                                                      380,082
                                               --------------

Employee Rollovers                                     64,027
                                               --------------

Total Additions                                     2,894,650
                                               --------------

Deductions from Net Assets Attributed To:
 Benefits paid to participants                        (17,208)
 Fees and expenses                                       (300)
                                               --------------
                                                      (17,508)
                                               --------------

Net Increase Prior to Interfund Transfers           2,877,142

Interfund Transfers                                 6,666,409
                                               --------------

Net Increase (Decrease)                             9,543,551

Net Assets Available for Benefits:
 Beginning of Year                                          -
                                               --------------

 End of Year                                   $    9,543,551
                                               ==============


 See notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                  Participant Directed
                                     -----------------------------------------------------------------------------------------------
                                                                                                         New York
                                        Franklin            GAM                                       Life Insurance
                                        Small Cap       International      Datascope                     Company
                                      Growth Fund I         Fund          Corp. Stock      Loan       Anchor Account
                                        (Class A)         (Class A)          Fund          Fund         Number 25         Other
                                         -------           -------           ----          ----         ---------         -----

Additions to Net Assets
 Attributed To:

  Net investment gain (loss)         $      825,724     $       33,692     $1,689,392    $         -    $         -     $         -
  Interest                                        -                  -              -        145,044        511,185               -
                                     --------------     --------------     ----------    -----------    -----------     -----------
                                            825,724             33,692      1,689,392        145,044        511,185               -
                                     --------------     --------------     ----------    -----------    -----------     -----------

Contributions:
 Participants                               177,450            150,270        235,420              -        566,250         256,957
 Employer                                    42,192             43,673         77,054              -        213,926          77,115
                                     --------------     --------------     ----------    -----------    -----------     -----------
                                            219,642            193,943        312,474              -        780,176         334,072
                                     --------------     --------------     ----------    -----------    -----------     -----------

Employee Rollovers                           11,222                  -          4,234              -         77,744               -
                                     --------------     --------------     ----------    -----------    -----------     -----------

Total Additions                           1,056,588            227,635      2,006,100        145,044      1,369,105         334,072
                                     --------------     --------------     ----------    -----------    -----------     -----------

Deductions from Net Assets
 Attributed To:

  Benefits paid to participants             (25,989)           (36,319)      (177,095)      (102,168)      (768,721)              -
  Fees and expenses                               -                (50)             -              -         (1,925)              -
                                     --------------     --------------     ----------    -----------    -----------     -----------
                                            (25,989)           (36,369)      (177,095)      (102,168)      (770,646)              -
                                     --------------     --------------     ----------    -----------    -----------     -----------

Net Increase Prior to Interfund
    Transfers                             1,030,599            191,266      1,829,005         42,876        598,459         334,072

Interfund Transfers                         292,822           (366,846)      (509,226)        22,501        211,353        (352,843)
                                     --------------     --------------     ----------    -----------    -----------     -----------

Net Increase (Decrease)                   1,323,421           (175,580)     1,319,779         65,377        809,812         (18,771)

Net Assets Available for Benefits:
 Beginning of Year                          661,251          1,184,474      2,551,648      1,680,604      9,205,389         411,588
                                     --------------     --------------     ----------    -----------    -----------     -----------

 End of Year                         $    1,984,672     $    1,008,894     $3,871,427    $ 1,745,981    $10,015,201     $   392,817
                                     ==============     ==============     ==========    ===========    ===========     ===========


                                     Participant Directed
                                     --------------------




                                         Total
                                         -----

Additions to Net Assets
 Attributed To:

  Net investment gain (loss)           $ 12,002,356
  Interest                                  656,229
                                       ------------
                                         12,658,585
                                       ------------

Contributions:
 Participants                             4,544,565
 Employer                                 1,397,394
                                       ------------
                                          5,941,959
                                       ------------

Employee Rollovers                          491,047
                                       ------------

Total Additions                          19,091,591
                                       ------------

Deductions from Net Assets
 Attributed To:

  Benefits paid to participants          (3,501,469)
  Fees and expenses                         (20,090)
                                       ------------
                                         (3,521,559)
                                       ------------

Net Increase Prior to Interfund
    Transfers                            15,570,032

Interfund Transfers                               -
                                       ------------

Net Increase (Decrease)                  15,570,032

Net Assets Available for Benefits:
 Beginning of Year                       46,727,194
                                       ------------

 End of Year                           $ 62,297,226

                                       ============




See notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Note A - Description of the Plan:

    The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

     The Plan is a Defined Contribution Plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

    Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 15%. For the year ended December 31, 1999, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year is at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account.

Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

            Years of Service                          Vested Percentage
            ----------------                          -----------------

            Less than 2 years                                0%
            After 2 years, but less than 3                  25%
            After 3 years, but less than 4                  50%
            After 4 years, but less than 5                  75%
            After 5 or more years                          100%

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



Note A - Description of Plan (Cont'd):

Investment Options

    Upon enrollment in the plan, a participant shall direct the trustee to invest his or her entire accrued benefit in any of the investment funds or partially in any combination of such investment funds in multiples of one percent. A participant may not direct that in excess of twenty five percent of amounts held in his accounts be invested in Datascope common stock. The investment options are the following:

      Interest Income Option -                              Funds are invested in the New York Life Anchor account,
                                                            which is a pooled separate account of the New York Life
                                                            Insurance Company. The average yield and crediting interest rates ranged from 5.49% to 6.05% for the year ended December
                                                            31, 1999; at December 31, 1999 interest was 6.02%. The
                                                            crediting interest rate is based on an agreed upon formula with the issuer. Such interest rates change daily.

      MainStay Institutional Indexed Bond Fund -            Funds are invested in a diversified portfolio of investment grade corporate and U.S. Government bonds, mortgage-backed securities and asset-backed securities.

      MainStay Institutional Indexed Equity Fund -          Funds are invested in all stocks included in the Standard &
                                                            Poor's Composite Index of 500 Stocks in the same proportion as their representation in the index.

      MainStay Institutional Value Equity Fund -            Funds are invested in common stocks, which are, in the
                                                            opinion of the Fund's Advisor, undervalued relative to
                                                            comparable securities. Effective April 21, 1999 this fund's shares were redeemed and the proceeds were then used to
                                                            purchase American Century Income & Growth Fund shares.

      American Century Income & Growth Fund -               Effective April 21, 1999, the American Century Income &
                                                            Growth Fund was added to the Plan. The Fund seeks dividend growth, current income and capital appreciation by investing in common stocks. This fund replaces the Main Stay
                                                            Institutional Value Equity Fund - Institutional Class
                                                            shares.

      Fidelity  Magellan Fund -
                                                            Funds are invested mainly in stocks of domestic, foreign and multinational issues of all sizes with growth potential.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



Note A - Description of Plan (Cont'd):

Investment Options (Cont'd):

     Janus Twenty Fund -                                    Effective April 21, 1999, the Janus Twenty Fund was added to the Plan. The fund invests primarily in common stocks,
                                                            selected for their long-term growth potential.

     Franklin Small Cap Growth Fund I -                     Funds are invested primarily in securities of domestic,
                                                            foreign and multinational issuers.

     GAM International Fund -                               Funds are invested in securities issued by companies in
                                                            Canada, the United Kingdom, Continental Europe and the
                                                            Pacific basin.

     Datascope Corp. Stock Fund -                           Funds are invested in common stock of Datascope Corp.

Payment of Benefits

     Upon termination of service, a participant with a balance below $5,000 will receive a lump sum amount equal to the value of his or her account. For balances that exceed $5,000, the participant may choose to either withdraw his or her balance or continue to maintain the balance in the Plan.

Participant Loans

     A participant may borrow from his or her vested accrued benefit. The minimum loan amount is $500 and the maximum loan permissible is one-half of the vested accrued benefit up to $50,000. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

     The loans are secured by the participant's vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of less than five years are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 1999 bear interest at rates of 7% to 10% and mature between January 2000 and November 2014.

Note B - Significant Accounting Policies:

Basis of Accounting

     The financial statements of the Plan are prepared using the accrual method of accounting.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



Note B - Significant Accounting Policies (Cont'd):

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

     The Plan's investments are stated at fair value except for its investment contract which is valued at contract value (which approximates fair value) as reported to the Plan by New York Life. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Payments of Benefits

     Benefits are recorded when paid.

Payment of Administrative Expenses

      It is expected that Datascope Corp. will provide direct payment of all administrative expenses of the Plan.

Note C - Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note D - Income Tax Status:

     The Internal Revenue Service has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present Federal income tax laws. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



Note E - Reconciliation of Financial Statements to Schedule H of Form 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999 and 1998 to Schedule H of Form 5500:

                                                                                   1999                  1998
                                                                                   ----                  ----

        Net assets available for benefits per the financial statements       $     62,297,226      $    46,727,194
        Less:  Participants' and employer's contributions receivable                 (334,072)            (349,162)
                                                                             ----------------      ---------------

        Net Assets Available for Benefits per Schedule H of Form
         5500                                                                $     61,963,154      $    46,378,032
                                                                             ================      ===============

     The following is a reconciliation of additions to net assets attributed to contributions per the financial statements to Schedule H of Form 5500, for the year ended December 31, 1999.

        Additions to net assets attributed to contributions per
         the financial statements                                                           $    5,941,959
        Less:  Contributions receivable at December 31, 1999                                      (334,072)
        Add:  Contributions receivable at December 31, 1998                                        349,162
                                                                                            --------------

         Total Contributions Income per Schedule H of Form 5500                             $    5,957,049
                                                                                            ==============

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999


            Employer Identification Number 13-2529596 Plan Number 002



         (b)  Identity of Issue, Borrower, Lessor, or Similar Party and
         (c)  Description of Investment Including Maturity Date, Rate                                 (e) Current
(a)           of Interest, Collateral, Par or Maturity Value                         (d) Cost               Value
---      ---------------------------------------------------------------             --------               -----

          New York Life Insurance Company, Anchor Account

           Number 25, with interest rates from 5.49% to 6.05%                  $     10,015,201    $    10,015,201
          MainStay Institutional Indexed Bond Fund

           (Institutional Class)                                                      1,072,193            976,235
          MainStay Institutional Indexed Equity Fund
           (Institutional Class)                                                      4,552,154          5,386,831
          American Century Income & Growth Fund
           (Investor Class)                                                           7,667,971          8,708,288
          Fidelity Magellan Fund                                                     12,813,905         18,663,329
          Janus Twenty Fund                                                           7,633,855          9,543,551
          Franklin Small Cap Growth Fund I (Class A)                                  1,231,378          1,984,672
          GAM International Fund (Class A)                                              926,870          1,008,894
 *        Datascope Corp. Stock Fund                                                  2,147,853          3,871,427
          Participants' Loans Receivable, maturing January 2000,
            through November 2014; interest rates from 7% to 10%                              0          1,745,981
                                                                               ----------------    ---------------

          Totals                                                               $     48,061,380    $    61,904,409
                                                                               ================    ===============





*  Indicates party-in-interest to the Plan



See accompanying independent auditor's report and notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                       SCHEDULE OF INVESTMENT ASSETS BOTH
                  ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                                DECEMBER 31, 1999


            Employer Identification Number 13-2529596 Plan Number 002



                                         (b) Description of Investment Including
(a) Identity of Issue, Borrower,             Maturity Date, Rate of Interest,         (c) Cost of      (d) Proceeds of
     Lessor, or Similar Party               Collateral, Par, or Maturity Value        Acquisitions       Dispositions
     ------------------------               ----------------------------------        ------------       ------------


     Participant Loans                      Lowest and highest rate of interest        $        0         $        0
                                                  charged - 8.75% - 9.25%





See accompanying independent auditor's report and notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


            Employer Identification Number 13-2529596 Plan Number 002


                                             (c) Purchase          (d) Selling        (g) Cost of         (i) Net Gain
(b) Description of Assets                         Price                Price              Asset             or (Loss)
-------------------------                         -----                -----              -----             ---------


American Century Income &
 Growth Fund -
  Acquisitions - 267,674 shares             $    7,974,020

Main Stay Institutional Value
 Equity Fund -

  Sales - 612,444 shares                                         $    7,974,020       $  10,218,897       $  (2,244,877)











The following columns have not been included above because they are not applicable to the reportable transactions for the year ended December 31, 1999:

  (a)    Identity of party involved.

  (e)    Lease rental.

  (f)    Expense incurred with transaction.

Information with respect to column "(h) current value of asset on transaction date" is not included because the value is the same as either the purchase price or selling price as applicable.

Other reportable transactions are not included above because they are under an individual account plan that each participant directs with respect to assets allocated to his or her account.


See accompanying independent auditor's report and notes to financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              DATASCOPE CORP. 401(K) SAVINGS
                                              AND SUPPLEMENTAL RETIREMENT
                                              PLAN

June 26, 2000                                 /s/ Murray Pitkowsky
                                              ----------------------------------
                                              Murray Pitkowsky
                                              Member, Datascope Corp. Benefits
                                              Committee

June 26, 2000                                 /s/ James Cooper
                                              ----------------------------------
                                              James Cooper
                                              Member, Datascope Corp. Benefits
                                              Committee

June 26, 2000                                 /s/ Leonard S. Goodman
                                              ----------------------------------
                                              Leonard S. Goodman
                                              Member, Datascope Corp. Benefits
                                              Committee


June 26, 2000                                 /s/ Phyllis Payne
                                              ----------------------------------
                                              Phyllis Payne
                                              Member, Datascope Corp. Benefits
                                              Committee

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX

    Exhibit
    -------

    1                          Consent of Milgrom Galuskin Balmuth & Company